UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

BSB Bank & Trust Company 401(k) Savings Plan.

Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office:

BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, NY 13901.

Independent Auditors’ Report

The Plan Administrator of the

BSB Bank & Trust Company 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the BSB Bank and Trust Company 401(k) Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, and for the year then ended, were audited by other auditors whose report dated May 3, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, New York

May 16, 2003

BSB BANK & TRUST COMPANY 401(k) SAVINGS PLAN Statements of Net Assets Available for Benefits December 31, 2002 and 2001
	2002	2001
Assets:
Cash and cash equivalents	$33,329	105,265
Investments, at fair value:
Mutual funds	10,504,497	11,621,934
Common stock	1,637,730	1,766,803
Loans to participants	611,094	673,483
Accrued income receivable	—	128

Net assets available for benefits	$12,786,650	14,167,613

See accompanying notes to financial statements.

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions (deductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,077,476)	(666,325)
Dividends on common stock	75,257	93,169
Interest income on loans to participants	34,968	38,421

	(1,967,251)	(534,735)

Contributions:
Employee	1,294,115	1,755,334
Employer	423,594	333,940

	1,717,709	2,089,274

Net (deductions) additions	(249,542)	1,554,539

Deductions from assets attributed to:
Benefits and withdrawals paid to participants	(1,131,421)	(929,811)

Net (deductions) additions	(1,380,963)	624,728
Net assets available for benefits, beginning of year	14,167,613	13,542,885

Net assets available for benefits, end of year	$12,786,650	14,167,613

See accompanying notes to financial statements.

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Plan Description

The following description of the BSB Bank & Trust Company 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering all full-time salaried employees of the BSB Bank & Trust Company (the Company). Effective June 1, 2001, any full-time salaried employee is eligible to participate in the Plan on the first payroll period of the month following the date of hire. The Plan was established on April 1, 1986, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may contribute not less than 1% nor greater than 100% of their compensation (as defined), up to a maximum of $11,000 per year on a before-tax basis for the 2002 Plan year.

The Company contributes 100% of the participant’s contribution up to 2% of the participant’s compensation and 50% of up to the next 2% of the participant’s compensation.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings or less actual losses thereon. Vesting in Company contributions and earnings or losses thereon is based on years of continuous service. Participants vest 33% annually and are 100% vested after three years of credited service.

(e) Forfeitures

The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. Forfeitures may be used to reduce the Company’s future contributions. During 2002, forfeitures of approximately $30,000 were used to reduce Company contributions. Unused forfeited account balances were approximately $9,000 at December 31, 2002.

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(f) Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over a period not to exceed 20 years.

(g) Inactive Accounts

Account balances of individuals who have withdrawn from participation in the operations of the Plan were approximately $3.1 million and $1.9 million at December 31, 2002 and 2001, respectively.

(h) Loans to Participants

The Plan includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contributions or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of a comparable term Treasury note plus 1%. Principal and interest are paid ratably through payroll deductions. The range of interest rates on loans outstanding at December 31, 2002 was 2.75% to 7.75%.

(i) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investment Valuation

The Plan’s investments are stated at fair value. Mutual funds are valued based upon the market value of each fund’s underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock are valued at their quoted market price. Participant loans are valued at their unpaid principal balance, which is estimated to approximate fair value. Purchases and sales of securities are recorded on a trade date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d) Income Recognition

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments. The net appreciation (depreciation) in the RSI Retirement Trust Funds and RSGroup Trust Funds includes interest, dividends, and realized and unrealized gains and losses.

(e) Administrative Expenses

The Company is responsible for all administrative costs of the Plan, which approximated $39,000 and $48,000 for the plan years ended December 31, 2002 and 2001, respectively.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties

The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate, credit and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(3)	Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated September 24, 2001, from the Internal Revenue Service and the Plan Administrator believes that the Plan continues to qualify and to operate as designed.

(4)	Investments

Investments are held within various mutual funds maintained by RSGroup Trust Company and within a BSB Common Stock Fund also held by RSGroup Trust Company.

Participants in the Plan have the right to determine the allocation of their accounts among various investment alternatives offered.

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the fair value of the Plan’s investments as of December 31, 2002 and 2001:

Description of investment	2002		2001
Investments in mutual funds managed by RSI Retirement Trust or RSGroup Trust Company:
Core Equity Fund	$2,027,078	*	3,115,164	*
Value Equity Fund	1,519,479	*	2,045,695	*
Conservative Asset Allocation	126,385		104,093
Moderate Asset Allocation	280,424		347,726
Aggressive Asset Allocation	294,404		305,497
Stable Value Fund	2,469,825	*	2,023,106	*

	6,717,595		7,941,281

Investments in other mutual funds:
Alger MidCap Growth Fund	587,141		952,897	*
Janus Advisor Growth Fund	394,044		445,099
Neuberger & Berman Genesis Trust Fund	691,057	*	612,301
SSGA S&P 500 Index Fund	692,144	*	796,801	*
PIMCO Total Return Fund	1,422,516	*	873,555	*

	3,786,902		3,680,653

Total investments in mutual funds	$10,504,497		11,621,934

Investments in common stock:
BSB Bancorp, Inc.	1,632,682	*	1,759,804	*
Retirement System Group, Inc.	5,048		6,999

	$1,637,730		1,766,803

*	Denotes an investment that represents 5% or more of the Plan’s net assets at December 31, 2002 and 2001, respectively.

During 2002 and 2001, the Plan’s investments (depreciated) appreciated in value (including realized gains and losses on investments bought and sold, as well as held during the year) as follows:

	2002	2001
Mutual funds	$(1,885,033)	(1,371,259)
Common stock	(192,443)	704,934

	$(2,077,476)	(666,325)

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust and RSGroup Trust Company and common stock in Retirement System Group, Inc. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group, Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds and common stock represented approximately 53% and 56% of the Plan’s net assets available for benefits at December 31, 2002 and 2001, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of BSB Bancorp, Inc. (BSB) common stock. BSB is the holding company for the Company and, therefore, these transactions qualify as party-in-interest transactions. The investment in BSB common stock represented approximately 13% and 12% of the Plan’s net assets available for benefits at December 31, 2002 and 2001, respectively.

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of investment	Shares/ Units	Current Value
*RSI Retirement Trust	Core Equity Fund	32,433	$2,027,078
*RSI Retirement Trust	Value Equity Fund	22,192	1,519,479
*RSGroup Trust Company	Conservative Asset Allocation Fund	11,552	126,385
*RSGroup Trust Company	Moderate Asset Allocation Fund	28,056	280,424
*RSGroup Trust Company	Aggressive Asset Allocation Fund	31,769	294,404
*RSGroup Trust Company	Stable Value Fund	79,943	2,469,825
*RSGroup Trust Company	Fed Prime Obligations Fund	23,854	23,854
Alger	MidCap Growth Fund	55,971	587,141
Janus	Advisor Growth Fund	25,907	394,044
Neuberger & Berman	Genesis Trust Fund	24,558	691,057
SSGA	S&P 500 Index Fund	47,701	692,144
PIMCO	Total Return Fund	133,319	1,422,516
BSB Bancorp, Inc.	Common Stock	77,858	1,632,682
*Retirement System Group, Inc.	Common Stock	1,095	5,048
*RSGroup Trust Company	Cash	**	9,475
Loans to participants	2.75% to 7.75%	**	611,094

			$12,786,650

*	Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.

**	Not applicable.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BSB BANK & TRUST COMPANY 401(K) SAVINGS PLAN

Date: June 30, 2003	By:	/s/ ROY W. BROCK
Roy W. Brock Administrative Vice President- Human Resources

Exhibit Index

23.1	Consent of KPMG LLP

23.2	Report of Independent Audtiors (2001 financial statements)

23.3	Consent of PricewaterhouseCoopers, LLP

99.1	906 Certification

99.2	906 Certification